POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.



National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 02-933-22-83   REPLACEMENT OF POLICY NUMBER: 06-680-81-47

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS

Item 1.   Name of Insured (herein called Insured):
GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND
Principal Address
1520 E GRAND AVENUE EL
SEGUNDO, CA 90245

Item 2.   Bond Period: from **12:01a.m. 11/20/2017 to 12:01a.m. 11/20/2018**
the effective date of the termination or cancellation of this bond, standard time at the
Principal Address as to each of said dates.

Item 3.   Limit of Liability--Subject to Sections 9, 10 and 12 hereof,

Amount applicable to	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	**$1,000,000**	**$10,000**
Insuring Agreement (B)-AUDIT EXPENSE	**$25,000**	**$5,000**
Insuring Agreement (C)-ON PREMISES	**$1,000,000**	**$10,000**
Insuring Agreement (D)-IN TRANSIT	**$1,000,000**	**$10,000**
Insuring Agreement (E)-FORGERY OR ALTERATION	**$1,000,000**	**$10,000**
Insuring Agreement (F)-SECURITIES	**$1,000,000**	**$10,000**
Insuring Agreement (G)-COUNTERFEIT CURRENCY	**$1,000,000**	**$10,000**
Insuring Agreement (H)-STOP PAYMENT	**$1,000,000**	**$10,000**
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF DEPOSIT	**$1,000,000**	**$10,000**
Optional Insuring Agreements and Coverages:		
Insuring Agreement (J)-COMPUTER SYSTEMS FRAUD	**$1,000,000**	**$10,000**

41205 (04/95)   1

Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	**$100,000**	**$10,000**
Insuring Agreement (L)-AUTOMATED PHONE SYSTEMS	**$1,000,000**	**$10,000**

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered--Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:#1,#2,#3,#4,#5,#6,#7,#8,#9,#10,#11,#12,#13,#14,#15,#16,#17, #18

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 06-680-81-47 such termination or cancellation to be effective as of the time this bond becomes effective.

Premium: $3,292

IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



_____
PRESIDENT
N ational Union Fire Insu rance
Com p any o f Pittsbu rgh, Pa.

_____
SECRETARY
N ation al Union Fire Insu ran ce
Com p any o f Pittsbu rgh, Pa.



_____
AUTHORIZED REPRESENTATIVE

_____ _____ _____
COUNTERSIGNED AT   **DATE**   **COUNTERSIGNATURE**

ARTHURJ.GALLAGHER&CO.INSURANCEBROKERSOFCAL 505N
BRANDBLVD
STE600
GLENDALE, CA91203-3018

1635001

41205 (04/95)   3



National Union Fire Insurance Company of Pittsburgh, Pa. ®

A capital stock com pany

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed prem ium, and subject to the Declarations m ade a part hereof, the General Agreem ents, Conditions and Lim itations and other term s of this bond, agrees with the Insured, in accordance with the Insuring Agreem ents hereof to which an am ount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any tim e but discovered during the Bond Period, to indem nify and hold harm less the Insured for:

IN SURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent comm itted by an Em ployee, comm itted anywhere and whether comm itted alone or in collusion with others, including loss of Property resulting from such acts of an Em ployee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreem ent shall m ean only dishonest or fraudulent act(s) comm itted by such Em ployee with the m anifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Em ployee, or for any other person or organization intended by the Em ployee to receive such benefit, other than salaries, comm issions, fees, bonuses, prom otions, awards, profit sharing, pensions or other em ployee benefits earned in the norm al course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or exam inations required by any governm ental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent of any of the Em ployees. The total liability of the Underwriter for such expense by reason of such acts of any Em ployee or in which such Em ployee is concerned or im plicated or with respect to any one audit or exam ination is lim ited to the am ount stated opposite Audit Expense in Item

3 of the Declarations; it being understood,

however, that such expense shall be deem ed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent of one or m ore of the Em ployees and the liability under this paragraph shall be in addition to the Lim it of liability stated in Insuring Agreem ent (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent m eans, m isplacem ent, m ysterious unexplainable disappearance, dam age thereto or destruction thereof, abstraction or rem oval from the possession, custody or control of the Insured, and loss of subscription, conversion, redem ption or deposit privileges through the m isplacem ent or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or prem ises located anywhere, except in an office listed in Item 4 of the Declarations or am endm ent thereof or in the m ail or with a carrier for hire other than an arm ored m otor vehicle com pany, for the purpose of transportation.

Offices and Equipment

(1) Loss of or dam age to, furnishings, fixtures, stationery, supplies or equipm ent, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attem pt thereat, or by vandalism or m alicious mischief; or

(2) loss through dam age to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attem pt thereat, or to the interior of any such office by

vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as

issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(l) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or
(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
(c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business,

41206 (9/84) *BRANCH*

2

guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER- NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING IN SURING AGREEMENTS AN D
GEN ERAL AGREEMEN TS ARE SUB JECT TO
THE FOLLOWING CONDITIONS
AN D LIMITATIONS:

SECTION 1. DEFINITIONS

The following term s, as used in this bond, shall have the respective m eanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or em ployees, and

(2) any of the officers or em ployees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or m erger with, or purchase of assets or capital stock of such predecessor. and

(3) attorneys retained by the Insured to perform legal services for the Insured and the em ployees of such attorneys while such attorneys or the em ployees of such attorneys are perform ing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investm ent advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or adm inistrator authorized by written agreem ent to keep financial and/ or other required records, but only while perform ing acts com ing within the scope of the usual duties of an officer or em ployee or while acting as a m em ber of any comm ittee duly elected or appointed to exam ine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an em ployee within the prem ises of the Insured, by contract, or by any agency furnishing tem porary personnel on a contingent or part- tim e basis, and

(7) each natural person, partnership or corporation authorized by written agreem ent with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any otheragency capacity in issuing checks, drafts or securities for the Insured, unless included

(8) under Sub- section (9) hereof, and those persons so designated in Section 15, Central Handling of Securities, and

(9) any officer, partner or Em ployee of
a) an investm ent advisor,
b) an underwriter (distributor),
c) a transfer agent or shareholder accounting record- keeper, or
d) an adm inistrator authorized by written agreem ent to keep financial and/ or other required records,

for an Investm ent Com pany nam ed as Insured while perform ing acts com ing within the scope of the usual duties of an officer or Em ployee of any Investm ent Com pany nam ed as Insured herein, or while acting as a m em ber of any comm ittee duly elected or appointed to exam ine or audit or have custody of or access to the Property of any such Investm ent Com pany, provided that only Em ployees or partners of a transfer agent, shareholder accounting record- keeper or adm inistrator which is an affiliated person as defined in the Investm ent Com pany Act of 1940, of an Investm ent Com pany nam ed as Insured or is an affiliated person of the adviser, underwriter or adm inistrator of such Investm ent Com pany, and which is not a bank, shall be included within the definition of Em ployee.

Each em ployer of tem porary personnel or processors as set forth in Sub- Sections (6) and of Section 1(a) and their partners, officers and em ployees shall collectively be deem ed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of

the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such

41206 (9/84) *BRANCH*   6

loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or

Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS- NOTICE- PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for

loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured
(a) becomes aware of facts, or
(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of

accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall

41206 (9/84) **BRANCH**

be lim ited to paym ent for, or duplication of, securities having value equal to the lim it stated in Item 3 of the Declarations of this bond.

If the Underwriter shall m ake paym ent to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Am ount (at the tim e of the discovery of the loss) and for which the Underwriter m ay at its sole discretion and option and at the request of the Insured issue a Lost Instrum ent Bond or Bonds to effect replacem ent thereof, the Insured will pay the usual prem ium charged therefor and will indem nify the Underwriter against all loss or expense that the Underwriter m ay sustain because of the issuance of such Lost Instrum ent Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Am ount (at the tim e of discovery of the loss) and for which the Underwriter m ay issue or arrange for the issuance of a Lost Instrum ent Bond or Bonds to effect replacem ent thereof, the Insured agrees that it will pay as prem ium therefor a proportion of the usual prem ium charged therefor, said proportion being equal to the percentage that the Deductible Am ount bears to the value of the securities upon discovery of the loss, and that it will indem nify the issuer of said Lost Instrum ent Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the term s and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Lim it of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether m ade by the Insured or by the Underwriter, on account of any loss in excess of the Lim it of Liability hereunder plus the Deductible Am ount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indem nity taken by or for the benefit of the Underwriter, the net am ount of such recovery, less the actual costs and expenses of m aking sam e, shall be applied to reim burse the Insured in full for the excess portion of such loss, and the rem ainder, if any, shall be paid first in reim bursem ent of the Underwriter and thereafter in reim bursem ent of the Insured for that part of

such loss within the Deductible Am ount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON- REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all tim es prior to term ination hereof this bond shall continue in force for the lim it stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter m ay have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the num ber of years this bond shall continue in force and the num ber of prem ium s which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attem pt thereat, in which no Partner or Em ployee is concerned or im plicated shall be deem ed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in dam age to or destruction or m isplacem ent of Property, shall be deem ed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deem ed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or m ore persons (which dishonest act(s) or act(s) of Larceny or Em bezzlem ent include, but are not lim ited to, the failure of an Em ployee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or perm its the continuation of, the dishonest act or acts of any other person or persons shall be deem ed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deem ed to be one loss, and

shall be lim ited to the applicable Lim it of Liability stated in Item 3 of the Declarations of this bond irrespective of the total am ount of such loss or losses and shall not be cum ulative in am ounts from year to year or

from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL
LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the

Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See

41206 (9/84) *BRANCH*

10

Section 16[d]), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose

without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned

41206 (9/84) *BRANCH*

premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them ,

(b) the one first named herein shall be deemed authorized to make, adjust and

receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name),and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond,

effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely

affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

ENDORSEMENT# *1*

This endorsem ent, effective **12:01am**   *November 20, 2017*   form s a part of

policy number   **02-933-22-83**
issued to *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

CALIFORNIA AMENDATORY EN DORSEMENT

Wherever used in this endorsem ent: 1) "Insurer" m ean the insurance com pany which issued this policy; and 2), "Nam ed Insured", "First Nam ed Insured", and "Insured" m ean the Nam ed Corporation, Nam ed Entity, Nam ed Organization, Nam ed Sponsor, Nam ed Insured, or Insured stated in the declarations page; and 3) "Other Insured(s)" m eans all other persons or entities afforded coverage under the policy.

The following is added and supersedes any provision to the contrary: <u>CANCELLATION</u>

The First Nam ed Insured shown in the declarations m ay cancel the policy by m ailing or delivering to the Insurer advance written notice of cancellation.

If the policy has been in effect for m ore than sixty (60) days or if it is a renewal, effective imm ediately, the Insurer m ay not cancel the policy unless such cancellation is based on one or m ore of the following reasons:

(1)   Nonpaym ent of prem ium , including paym ent due on a prior policy issued by the Insurer and due during the current policy term covering the same risks.

(2)   A judgm ent by a court or an adm inistrative tribunal that the nam ed Insured has violated any law of this state of or of the United States having as one of its necessary elem ents an act which m aterially increases any of the risks insured against.

(3)   Discovery of fraud or m aterial m isrepresentation by either of the following:

a)   The Insured or Other Insured(s) or his or her representative in obtaining the insurance; or

b)   The nam ed Insured or his or her representative in pursuing a claim under the policy.

(4)   Discovery of willful or grossly negligent acts or om issions, or of any violations of state laws or regulations establishing safety standards, by the nam ed Insured or Other Insured(s) or a representative of sam e, which m aterially increase any of the risks insured against.

(5)   Failure by the nam ed Insured or Other Insured(s) or a representative of sam e to im plem ent reasonable loss control requirem ents which were agreed to by the Insured as a condition of policy issuance or which were conditions precedent to the use by the Insurer of a particular rate or rating plan if the failure m aterially increases any of the risks insured against.

(6)   A determ ination by the comm issioner that the loss of, or changes in, an insurer's reinsurance covering all or part of the risk would threaten the financial integrity or solvency of the Insurer.

END 001

52133 (3/ 07)   *BRANCH*   Page 1 of 2

(7)   A determ ination by the comm issioner that a continuation of the policy coverage could place the Insurer in violation of the laws of this state or the state of its dom icile or that the continuation of coverage would threaten the solvency of the Insurer.

(8)   A change by the nam ed Insured or Other Insured(s) or a representative of sam e in the activities or property of the comm ercial or industrial enterprise which results in a m aterial added risk, a m aterially increased risk or a m aterially changed risk, unless the added, increased, or changed risk is included in the policy.

Notice of cancellation shall be delivered or m ailed to the producer of record and the nam ed Insured at least thirty (30) days prior to the effective date of cancellation. Where cancellation is for nonpaym ent of prem ium or fraud, notice shall be given no less than ten (10) days prior to the effective date of cancellation.

CONDITIONAL RENEWAL AND NONRENEWAL

If the Insurer decides not to renew the policy, or to increase the deductible, reduce the lim its, elim inate coverages or raise prem ium m ore than 25%, the Insurer shall m ail or deliver to the producer of record and the nam ed Insured notice of nonrenewal at least sixty (60) days but no m ore than 120 days prior to the end of the policy period. The notice shall contain the reason for nonrenewal of the policy.

A notice of nonrenewal shall not be required in the following situations:

(1)   If the transfer or renewal of a policy, without any changes in term s, conditions or rates, is between the Insurer and a m em ber of the insurance group.

(2)   If the policy has been extended for 90 days or less, provided that notice has been given in accordance with the nonrenewal notice requirem ents noted above.

(3)   If the Nam ed Insured has obtained replacem ent coverage, or has agreed, in writing, within 60 days of the term ination of the policy, to obtain that coverage.

(4)   If the policy is for a period of no m ore than 60 days and the Insured is notified at the tim e of issuance that it will not be renewed.

(5)   If the First Nam ed Insured requests a change in the term s or conditions or risks covered by the policy within 60 days of the end of the policy period.

(6)   If the Insurer has m ade a written offer to the First Nam ed Insured, in accordance with tim efram es shown above to renew the policy under changed term s or conditions or at an increased prem ium rate.

If the Insurer fails to give tim ely notice, the policy of insurance shall be continued, with no change in its term s or conditions, for a period of 60 days after the Insurer gives notice.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

END 001

ENDORSEMENT# *2*

This endorsem ent, effective *12:01am*   *November20,2017*   form s a part of

policy number   *02-933-22-83*
issued to *GRIFFININSTITUTIONALACCESSCREDITFUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

N OTICE OF CLAIM
(REPORTING B Y E-
MAIL)

In consideration of the prem ium charged, it is hereby understood and agreed as follows:

1. *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice m ay also be given in writing pursuant to the policy's other term s and conditions to the Insurer by em ail at the following em ail address:

   c- claim @AIG.com

   Your em ail m ust reference the policy num ber for this policy. The date of the Insurer's receipt of the em ailed notice shall constitute the date of notice.

   In addition to Notice of Claim Reporting via em ail, notice m ay also be given to the Insurer by m ailing such notice to: AIG, Financial Lines Claim s, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2. *Definitions*: For this endorsem ent only, the following definitions shall apply:

   (a)   "Insurer" m eans the "Insurer," "Underwriter" or "Com pany" or other nam e specifically ascribed in this policy as the insurance com pany or underwriter for this policy.

   (b)   "Notice of Claim Reporting" m eans "notice of claim / circum stance," "notice of loss" or other reference in the policy designated for reporting of claim s, loss or occurrences or situations that m ay give rise or result in loss under this policy.

   (c)   "Policy" m eans the policy, bond or other insurance product to which this endorsem ent is attached.

3. This endorsem ent does not apply to any Kidnap & Ransom / Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 002

99758 (8 / 08)   *BRANCH*   Page 1 of 1

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

IN SURIN G AGREEMEN T (A) FIDELITY AMENDED RIDER
("AND" TO "OR" EXCEPT FOR LOANS AND/OR TRADING)

It is agreed that:

1.   Insuring Agreement (A) FIDELITY of the **INSURING AGREEMENTS** Clause is deleted in its
entirety and replaced with the following:

FIDELITY

(A)   Loss resulting directly from dishonest or fraudulent acts committed by an Employee
acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)   to cause the Insured to sustain such loss; or
(b)   to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that, with regard to Loans and/or Trading, this
bond covers only loss resulting directly from dishonest or fraudulent acts committed by an
Employee with the intent to cause the Insured to sustain such loss and which results in a financial
benefit for the Employee; or results in an improper financial benefit for another person or entity
with whom the Employee committing the dishonest or fraudulent act was in collusion, provided the
Insured establishes that the Employee intended to participate   in the financial
benefit.

As used in this Insuring Agreement, financial benefit does not include any salaries, commissions,
fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in
the normal course of employment.

2.   Solely for the purpose of Insuring Agreement (A) FIDELITY (as amended by this rider), the
following definitions are added to the attached bond:

"Loans" means all extensions of credit by the Insured and all transactions creating a creditor
relationship in favor of the Insured and all transactions by which the Insured assumes an existing
creditor relationship.

MNSCPT   *BRANCH END3*

This endorsem ent, effective *12:01 am*   *November 20, 2017*   form s a part of
policy number *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

"Trading" means trading or other dealings in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange and the like.

3.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *BRANCH*   *END 3*

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

ECONOMIC SAN CTION S EN DORSEMENT

Product Name: *Investment Company Blanket Bond*

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

119679 (09/15)   *BRANCH*   *END 4*

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

**GEN ERAL AGREEMEN T A AMEN DED
RIDER
(ACQUISITION THRESHOLD)**

It is agreed that:

1.   General Agreement A. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER
- NOTICE of the **GENERAL AGREEMENTS** Clause is amended by adding the following to the end
thereof:

Notwithstanding the foregoing, if the Insured shall, while this bond is in force, consolidate or merge
with, or purchase or acquire assets or liabilities of, another institution, the Insured shall
automatically have such coverage as is afforded under this bond for loss without an additional
premium charge for the remainder of the current bond period provided that:

(a)   the assets acquired as a result of such consolidation, merger, purchase or acquisition are
less than 15% percent of the assets of the Insured on the date of such consolidation,
merger, purchase or acquisition;

(b)   the consolidation, merger, purchase or acquisition of assets or liabilities was not through
a regulatory-assisted transaction;

(c)   the consolidated or merged institution, or the assets or liabilities purchased or acquired
from another institution, were not the subject of any regulatory agreement or stipulation prior
to the effective date of the consolidation, merger, purchase or acquisition; and

(d)   the consolidated or merged institution, or the assets or liabilities purchased or acquired
from another institution, have not incurred or been the subject of a loss of a type payable
under this bond in an amount exceeding the deductible amount shown in Item 4 of the
Declarations during the preceding three (3) years.

2.   Any newly created entities, which are majority owned or management controlled by the Insured,
shall be automatically covered hereunder from their date of incorporation.

MNSCPT   *BRANCH END5*

This endorsem ent, effective *12:01 am* *November 20, 2017* form s a part of
policy number *02-933-22-83*
issued to *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

3.   Coverage under this bond shall apply to loss discovered during the bond period but which was
sustained, prior to the sale date, by entities sold by the Insured. This coverage applies for a period
of one (1) year from the date of the entity's sale, but not extending beyond the termination or
cancellation of the bond, provided, however, that the Insured is legally liable for such loss. Coverage
afforded hereunder is excess over any valid and collectible insurance obtained by one other than
the Insured.

4.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations,
conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

CLAIMS EXPENSE IN SURING AGREEMENT

In consideration of the premium charged, it is hereby understood and agreed that the bond is amended by adding Insuring Agreement (L) to the bond as follows:

CLAIMS EXPENSE

(L) Reasonable expenses (excluding the cost of services rendered by employees of the Insured) necessarily incurred and paid by the Insured in preparing any valid claim for loss, as defined in Insuring Agreements A, B, C, D, E, F, and G and any other valid coverage added by rider, which loss exceeds the Single Loss Deductible Amount of
$5,000.   If no loss is established hereunder, then the Insured will bear all such expenses.
The Underwriter's maximum liability for such expenses paid by the Insured in preparing any one such claim shall be limited to $15,000 which is part of, and not in addition to, the Aggregate Limit of Liability stated on the Declaration Page of this bond. There shall be no coverage hereunder for any expenses arising out of any legal dispute, suit or arbitration with the Underwriter. This coverage is subject to a deductible of $5,000 each and every loss.

Solely for the purpose of the coverage afforded by this rider, Section 2. EXCLUSIONS, paragraph (k) of the CONDITIONS AND LIMITATIONS section is hereby deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

IN SURING AGREEMENT (G) COUNTERFEIT CURRENCY AMENDED RIDER

It is agreed that:

1.   Insuring Agreement (G) COUNTERFEIT CURRENCY of the   **INSURINGAGREEMENTS**
      Clause is deleted in its entirety and replaced with the following:

                        (G) COUNTERFEIT CURRENCY

      Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, coin
      or currency of the United States of America, Canada or any other country.

2.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations,
      conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *BRANCH*   *END 7*

This endorsement, effective   *12:01 am   November 20, 2017*   forms a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

DISCOVERY AMENDED

In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:

1.   GENERAL AGREEMENT E, NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED -ELECTION TO DEFEND is hereby amended by deleting the first paragraph in its entirety and replacing it with the following:

     The CEO, CFO, COO, or equivalent position of the Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

2.   Section 3. DISCOVERY of the CONDITIONS AND LIMITATIONS section, is hereby deleted in its entirety and replaced with the following:

     This bond applies to loss discovered by the CEO, CFO, COO, or equivalent position during the Bond Period. Discovery occurs when the CEO, CFO, COO, or equivalent position first becomes aware of facts which would cause a reasonable person to assume that a loss of the type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

     Discovery also occurs when the CEO, CFO, COO, or equivalent position receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

3.   Section 5. NOTICE/ PROOF---LEGAL PROCEEDINGS AGAINST UNDERWRITER is hereby amended by deleting subsection (a) in its entirety and replacing it with the following:

MNSCPT   *BRANCH END8*

<u>EN DORSEMEN T#</u>   *8*   **(Continued)**

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

   (a)   At the earliest practicable moment, not to exceed 60 days, after discovery of loss by the CEO, CFO, COO, or equivalent position, the Insured shall give the Underwriter notice thereof.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED



_____
          AUTHORIZED REPRESENTATIVE

MNSCPT   *BRANCH*   *END 8*

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

CEN TRAL HAN DLIN G OF SECURITIES RIDER

It is agreed that:

1.   Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured, but only as respects coverage on Certificated Securities.

SCHEDULED DEPOSITORY   **<u>LOCATION COVERED</u>**

ALL DEPOSITORIES USED BY THE INSURED

2.   Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3.   The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

4.   If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in paragraph 3 above, and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

5.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *BRANCH*   *END 9*

<u>EN DORSEMEN T#</u>   *10*

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

IN DIRECT OR CON SEQUEN TIAL LOSS EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)
INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1. This bond shall not cover any indirect or any consequential loss of any nature including, but not
    limited to fines, penalties, multiple or punitive damages.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations,
    conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

113022 (10/12)   *BRANCH*   *END 10*

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

PROTECTED IN FORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25
FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)
INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.   Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or   destruction   of;   (b)   unauthorized   use   or   disclosure   of;   (c) unauthorized access to; or (d) failure to protect any:

   (i) confidential or non-public;or

   (ii) personal or personallyidentifiable;

   information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

   This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

113011 (10/12)   *BRANCH*   *END 11*

<u>EN DORSEMEN T#</u>   *12*

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

AUDIT EXPEN SE RIDER

It is agreed that:

1.   Insuring Agreement (A) FIDELITY of the **INSURING AGREEMENTS** Clause is amended by
      inserting the following at the end thereof:

      Expense incurred by the Insured for that part of the cost of audits or examinations required by
      State or Federal supervisory authorities to be conducted either by such authorities or by
      independent accountants by reason of the discovery of loss sustained by the Insured through
      dishonest or fraudulent acts   of any of the
      Employees. The total liability of the Underwriter for such expense by reason of such acts of any
      Employee or in which such Employee is concerned or implicated or with respect to any one audit
      or examination is limited to the amount stated opposite "Audit Expense Coverage"; it being
      understood, however, that such expense shall be deemed to be loss sustained by the Insured
      through dishonest or fraudulent act of one or more of the Employees and the liability of the
      Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to
      the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2.   Paragraph (d) of Section 2. EXCLUSIONS of the **CONDITIONS AND LIMITATIONS**
      Clause is deleted in its entirety and replaced with the following:

      (d)   loss resulting directly or indirectly from any acts of any director or trustee of the Insured
               other than one employed as a salaried, pensioned or elected official or an Employee of
               the Insured, except when performing acts coming within the scope of the usual duties of
               an Employee, or while acting as a member of any committee duly elected or appointed by
               resolution of the board of directors   or trustees of   the Insured to
                                           perform specific, as distinguished from general, directorial acts
               on behalf of the Insured;

3.   Paragraph (k) of Section 2. EXCLUSIONS of Section 2. EXCLUSIONS of the **CONDITIONS AND
      LIMITATIONS** Clause is deleted in its entirety and replaced with the following:

      (k)   all fees, costs and expenses incurred by the Insured

MNSCPT   *BRANCH END 12*

This endorsem ent, effective *12:01 am* *November 20, 2017* form s a part of policy number *02-933-22-83*
issued to *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

      (1)   in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or

      (2)   as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

4.   Item 4 of the Declarations is amended to include the following:

	Single Loss Limit of Liability	Single Loss Deductible
Audit Expense	$25,000	$5,000

5.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

COMPUTER CRIME COVERAGE RIDER

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby
amended as follows:

1. All the terms and conditions of bond form 41206 (9/84) shall apply to coverage as is afforded by this
    endorsement unless specifically stated otherwise herein or in any endorsement attached hereto.

2. Items 3 of the Declarations is hereby amended by adding the following under Optional Insuring
    Agreements and Coverages:

	Single Loss Limit of Liability	Single Loss Deductible
Computer Systems Fraud	$1,000,000	$10,000
Data Processing Service Operations	$1,000,000	$10,000
Voice Initiated Transfer Fraud	$1,000,000	$10,000
Telefacsimile Transfer Fraud	$1,000,000	$10,000
Destruction of Data or Programs by Hacker	$1,000,000	$10,000
Destruction of Data or Programs by Virus	$1,000,000	$10,000
Voice Computer Systems Fraud	$1,000,000	$10,000

3. The Declarations page is hereby amended by adding the following paragraph to the end thereof:

    Item 7.

    Voice Initiated Transfer Fraud
    Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must
    place verification call-back for each transfer in excess of **$0**

    Telefacsimile Transfer Fraud
    Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement,   the
    Insured must place a Verification call-back for each transfer in excess of **$0**.

4. The Insuring Agreements   are hereby amended   by adding the following   Insuring
    Agreements to the Bond:

MNSCPT   *BRANCH END 13*

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of policy number   *02-933-22-83* issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

COMPUTER SYSTEMS FRAUD

(K)   Loss resulting directly from a fraudulent:

(1)   entry of Electronic Data or Computer Program into, or
(2)   change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes:

(i)   Property to be transferred, paid or delivered,
(ii)   an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(iii)   an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or
(b) on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

DATA PROCESSING SERVICE OPERATIONS

(L)   Loss sustained by a Client of the Insured resulting directly from a fraudulent:

(1)   entry of Electronic Data or a Computer Program into, or
(2)   change of Electronic Data or a Computer Program within

a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement, or

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

(3)   entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:

(i)   Property to be transferred, paid or delivered,

(ii)   an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or

(iii) an unauthorized account or a fictitious account to be debited or credited,

and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in goodfaith:

(a)   on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)   on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearinghouse.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

VOICE INITIATED TRANSFER FRAUD

(M)   Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1)   an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2)   an individual person who is a Customer of the Insured, or

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

(3)   an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds,

and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:

(i)   such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

(ii)   if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

TELEFACSIMILE TRANSFER FRAUD

(N)   Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1)   purports and reasonably appears to have originated from:

(a)   a Customer of the Insured,
(b)   another financial institution, or
(c)   another office of the Insured

but, in   fact, was   not   originated by   the   Customer or   entity   whose identification it bears, and

This endorsem ent, effective *12:01 am* *November 20, 2017* form s a part of policy number *02-933-22-83* issued to *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

(3) contains the name of a person authorized to initiate such transfer;

provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(O) Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonable necessary to restore the Computer Programs to substantially the previous level of operational capability.

This endorsement, effective *12:01 am* *November 20, 2017* forms a part of policy number *02-933-22-83*
issued to *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(P)   Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Special Condition: Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate "Single Loss."

VOICE COMPUTER SYSTEM FRAUD

(Q)   Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured's premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

This endorsem ent, effective *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

   (1)   failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

   (2)   failure to have a call-disconnect feature in operation to automatically terminate a caller's access to the Voice Computer System after not more than three unsuccessful attempts to input an AccountCode.

Special Condition: Under   this Insuring Agreement,   "Single Loss" means   loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

5. GENERAL   AGREEMENTS   A.   ADDITIONAL   OFFICES   OR EMPLOYEES-CONSOLIDATION,   MERGER OR   PURCHASE OF ASSETS-NOTICE   is hereby deleted in its entirety and is replaced with the following:

A. ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS

   1.   If the Insured shall, while this bond is in force, establish any additional offices, other than by   consolidation or merger with,   or purchase   or acquisition of assets or liabilities or computer systems of, another institution, such offices   and computer   systems   shall be   automatically   covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

   2.   If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

   (a) has occurred or will occur in offices or premises or computer systems, or
   (b) has been caused or will be caused by an employee or employees of such institution, or

This endorsem ent, effective *12:01 am* *November 20, 2017* form s a part of policy number *02-933-22-83*
issued to *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

    (c) has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems unless the Insured shall:

        (i) give the Underwriter written notice of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and

        (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and

        (iii) upon   obtaining such consent, pay to   the Underwriter an additional premium.

6. Solely for the coverage provided by this rider, Section 1. DEFINITIONS (b) "Property" of the CONDITIONS AND LIMITATIONS section is hereby amended to include Electronic Data and Computer Programs.

7. Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

    (f) Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

    (g) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

    (h) Computer System means:

        (1) computers with related peripheral components, including storage components wherever located;
        (2) systems and applications software;
        (3) terminal devices; and
        (4) related communication networks, including the internet

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

      by which Electronic Data are electronically collected, transmitted, processed, stored and
      retrieved;

(i)   Electronic Data means facts or information converted to a form usable in a Computer System
      by Computer Programs and which is stored on magnetic tapes or disks, or optical storage
      disks or other bulk media;

(j)   Funds means Money on deposit in an account;

(k) System Administration means the performance of security functions including but not limited to
      defining authorized persons to access a Voice Computer System and adding, changing and
      deleting Account Codes or passwords in connection therewith; and invoking or revoking a
      System option which directs telephone call routing or which adds, moves or drops telephone
      lines or which performs any other similar activity allowed by a hardware or software-based
      System option that has been incorporated by a manufacturer   or
      vendor into a System   or any component thereof provided said
      System option is not intended for the sole use of such manufacturer or vendor;

(l)   System   Maintenance   means   the   performance   of   hardware   and   software
      installation, diagnostics and corrections and similar activities that are   performed in the
      usual custom and practice by a manufacturer or vendor to establish or maintain the basic
      operational functionality of a Voice Computer System or any component thereof;

(m) System Password means a confidential and protected string of characters which identifies or
      authenticates a person and permits that person to gain access to a Voice Computer System or
      any portion thereof for the purpose of performing System Administration or System Maintenance
      activities;

(n) Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a
      document by means of electronic impulses transmitted through a telephone line and which
      reproduces the duplicate image on paper;

(o) Tested means a method of authenticating the contents of a communication by placing a valid
      test key on it which has been agreed upon by the Insured and a customer, automated clearing
      house, or   another financial institution for the
      purpose of protecting the integrity of the communication in the ordinary course of business;

MNSCPT   *BRANCH END 13*

This endorsem ent, effective *12:01 am* *November 20, 2017* form s a part of policy number *02-933-22-83* issued to *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

(p) Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
2) of a type commonly dealt in securities, exchanges or markets; and

3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

(q) Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

8. Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

(n) any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(o) loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

(p) loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the **COMPUTER SYSTEMS FRAUD** or **DATA PROCESSING SERVICE OPERATIONS** Insuring Agreements;

MNSCPT *BRANCH END 13*

This endorsem ent, effective *12:01 am*   *November 20, 2017*   form s a part of policy number *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

(q) loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the **COMPUTER SYSTEMS FRAUD** or **VOICE INITIATED   TRANSFER FRAUD** Insuring Agreements;

(r) loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement;

(s) loss resulting directly or indirectly from theft of confidential information;

(t) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;

(u) the cost of duplication of Electronic Data or Computer Programs, unless covered under the **DESTRUCTION OF DATA OR PROGRAMS BY HACKER** or **DESTRUCTION OF DATA OR PROGRAMS BY VIRUS** Insuring Agreements;

(v) loss involving a Voice Computer System, unless covered under the **VOICE COMPUTER SYSTEM FRAUD** InsuringAgreement;

(w)loss resulting directly or indirectly from:

(1) written instructions or advices, or
(2) telegraphic or cable instructions or advices;

unless the instructions or advices are Tested and the loss is covered under the **COMPUTER SYSTEMS FRAUD** or **DATA PROCESSING SERVICE OPERATIONS** Insuring Agreements;

(x) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

This endorsem ent, effective *12:01 am* *November 20, 2017* form s a part of
policy number *02-933-22-83*
issued to *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

(y) loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the **COMPUTER SYSTEMS FRAUD** or **DATA PROCESSING SERVICE OPERATIONS** Insuring Agreements;

(z) loss resulting directly or indirectly from:

a. mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or

b. failure or breakdown of electronic data processing media; or
c. error or omission in programming or processing;

(aa) loss as a result of a threat to Computer System operations;

(bb) loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured's Voice Computer System;

(cc) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer's authentication mechanism.

(dd) loss resulting directly or indirectly from payments made or withdrawals from a depositor's account involving items of deposit which are not finally paid for any reason;

(ee) loss of potential income, including but not limited to interest and dividends;

(ff) loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(gg) any fees, costs and expenses incurred by the Insured; (hh) indirect

or consequential loss of any nature;

This endorsem ent, effective *12:01 am*   *November 20, 2017*   form s a part of policy number *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

    (ii) loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

    (jj) loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

    (kk) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy; and

    (ll)   loss as a result of a threat

    1) to do bodily harm to anyperson;
    2) to do damage to the premises or property of the Insured; or
    3) to Computer Systemsoperations;

9. Solely for the coverage provided by this rider, Section 4. LOSS-NOTICE-PROOF- LEGAL PROCEEDINGS of the CONDITIONS AND LIMITATIONS section   is hereby amended by adding the following section to the end thereof:

    - Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required.

    - Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

MNSCPT   *BRANCH*   *END 13*

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

TERRORISM EXCLUSION

This insurance does not apply to loss, injury, damage, claim or suit, arising directly or indirectly as a result of, in connection with, or relating to "terrorism" including but not limited to:

1. Any action taken in hindering or defending against an actual or expected incident of "terrorism" regardless of any other cause or event that contributes concurrently or in any sequence to the injury or damage; and
2. Any contemporaneous or ensuing loss caused by explosion, fire, heat, vandalism, looting, theft, civil commotion, rebellion or insurrection.

However, this exclusion only applies if one or more of the following are attributable to an incident of "terrorism":

1. The total of damages and/or loss to all types of property exceeds $25,000,000. In determining whether the $25,000,000 threshold is exceeded, we will include the replacement cost, without deduction for depreciation, for all damage sustained by any property affected by the "terrorism" and business interruption losses sustained by owners or occupants of damaged property; or
2. The "terrorism" involves the actual, alleged or threatened use, release, escape, dispersal, application and or existence of:
   a. Any nuclear reaction;
   b. Radioactive materials or "nuclear materials" in any form and from any source;
   c. Radionuclides;
   d. Radiation emitted from any radioactive source whether natural or manmade; and/or
   e. Electromagnetic pulses; or
3. The "terrorism" involves the actual, alleged or threatened use, release, escape, dispersal and/or application of pathogenic or poisonous chemical or "biological" materials, whether natural, manmade, living or dead.

Multiple incidents of "terrorism" that occur within a seventy-two hour period and appear to be carried out in concert or to have a related purpose or common leadership will be considered to be one incident.

DEFINITIONS - The following definitions shall apply:

82346 (01/05)   *BRANCH END 14*

This endorsem ent, effective *12:01 am* *November 20, 2017* form s a part of
policy number *02-933-22-83*
issued to *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

1. "Terrorism" means the use or threatened use of force or violence against person or property, or commission of an act dangerous to human life or property, or commission of an act that interferes with or disrupts an electronic or communication system, undertaken by any person or group, whether or not acting on behalf of or in any connection with any organization, government, power, authority or military force, when the effect is to intimidate, coerce or harm:

   a. A government;
   b. The civilian population of a country, state or community; or
   c. To disrupt the economy of a country, state or community.

2. "Nuclear materials" means "source material," "special nuclear material" or "by-product material." "Source material," "special nuclear material," and "by-product material" have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

3. "Biological" materials includes all microorganisms, viruses, rickettsia, prions, nucleic acids, toxins, toxin-producing agents, and poisons produced by biological organisms.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY ARE THE SAME.



———————————————————————————
AUTHORIZED REPRESENTATIVE

82346 (01/05) *BRANCH* *END 14*

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

FRAUDULENTLY- IN DUCED PAYMEN T COVERAGE

This endorsement modifies insurance provided under the following:

INVESTMENT COMPANY BLANKET BOND

It is agreed that the policy is hereby amended as follows:

1.   The INSURING AGREEMENTS Clause is amended to include the following at the end thereof:

FRAUDULENTLY-INDUCED PAYMENT COVERAGE

Loss of Funds resulting directly from an Insured having, in good faith, transferred Funds from its own account in reliance upon Fraudulently-Induced Instruction(s), provided that all Controls delineated below are complied with by the Insured prior to such transfer.

2.   Solely for purposes of this endorsement, the following definitions shall apply:

"Controls" means:

a.   where the Fraudulently-Induced Instruction is represented to come from another Employee, the Insured must:
  (i)   verify the individual's identity and authority to direct such transfer, payment or delivery of Funds; and
  (ii)   obtain two approval signatures for such transfer, payment or delivery of Funds; or

b.   where the Fraudulently-Induced Instruction is represented to come from a vendor the Insured must:
  (i)   for all payment or Funds transfer requests, confirm that the vendor is in fact owed such amount; or
  (ii)   call the authorized vendor contact to confirm   the bank account information change;

"Fraudulently-Induced instruction" means any instruction communicated to an Insured by:

MNSCPT   *BRANCH*   *END 15*

This endorsem ent, effective *12:01 am*   *November 20, 2017*   form s a part of policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

a. a purported director, officer, partner, member or sole proprietor of yours or by another Employee - or by an individual acting in collusion with such purported director,   officer, partner, member,   sole   proprietor or   other Employee; or

b. a purported employee of a vendor - or by an individual acting in collusion with such purported vendor employee; provided, however, Fraudulently-Induced Instruction shall not include any such instruction transmitted by an actual vendor employee who was acting in collusion with any third party in submitting such instruction.

solely for the purpose of directing or transferring Insured Funds and/or updating vendor bank account information.

"Funds" means Money on deposit in an account

"Money" means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

3. The maximum the Underwriter shall be liable for all loss under the FRAUDULENTLY-INDUCED PAYMENT COVERAGE Insuring   Agreement shall be $100,000 (hereinafter called the "Fraudulently-Induced Payment Coverage Sub--Limit of Liability"), which shall be part of, and not in addition to, the Aggregate Limit of Liability stated in Item 3 of the Declarations, and in no way shall serve to increase the Underwriter's Limit of Liability as therein stated.

4. Solely with respect to coverage provided by this endorsement, the applicable per occurrence Deductible Amount is $25,000.

5. Solely for purposes of this endorsement, the following exclusion shall apply:

The coverage afforded by this endorsement does not apply to any loss occurring prior to 01/17/2017.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *BRANCH*   *END 15*

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

FRAUDULENT TRAN SFER IN STRUCTIONS

To be attached to and form part of Investment Company Blanket Bond, No. in favor of

1.   It is agreed that the following Insuring Agreement is added to the above Bond: FRAUDULENT

    TRANSFER INSTRUCTIONS

    Loss resulting directly from the Insured having, in good faith, transferred, paid, or delivered Money deposited or invested in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via electronic mail; provided, however that

    (1)   The fraudulent instruction purports, and reasonably appears, to have originated from:
        (a)   such Customer,
        (b)   an Employee acting on instructions of such Customer;or
        (c)   another financial institution acting on behalf of such Customer with authority to make such instructions; and

    (3)   The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

    (4)   The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

    (5)   For any transfer exceeding the amount set forth in item 8 of this Rider, the transfer request was verified by a call back from an employee other than the one who received the wire transfer request according to a prearranged procedure.

    (6)   The Insured preserved a contemporaneous record of the call back, if any.

2.   As used in this Rider:

    "Certificated Security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

This endorsem ent, effective *12:01 am* *November 20, 2017* form s a part of
policy number *02-933-22-83*
issued to *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

(1) represented by a Written instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

"Customer" means a natural person or entity which has a Written agreement with the Insured authorizing the Insured to transfer, pay, or deliver Money deposited or invested in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

"Money" means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

"Written" means expressed through letters or marks placed upon paper and visible to the eye.

3. It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4. The following additional Exclusion is added to the Bond applicable only to this Insuring Agreement:

loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

(3)   Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

(4)   For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural per sons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

(5)   The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth in the Declarations.

(6)   The amount of any single transfer for which verification via a call back will be required is: $10,000.

(7)   This rider shall become effective as of 12:01 a.m. on 01/17/2017.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *BRANCH*   *END 16*

This endorsem ent, effective   *12:01 am*   *November 20, 2017*   form s a part of
policy number   *02-933-22-83*
issued to   *GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

UN ATHORIZED SIGN ATURES RIDER

It is agreed that:

1.   The **INSURING AGREEMENTS** Clause of the attached bond is amended by adding the following
additional Insuring Agreement to the end thereof:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal
order made or drawn on a customer's account which bears the signature or endorsement of one
other than a person whose name and signature is on file with the Insured as an authorized
signatory on such account.

It shall be a condition precedent to the Insured's right of recovery under this Insuring Agreement
that the Insured shall have on file signatures of all persons who are authorized signatories on such
account.

2.   The Underwriter's Aggregate Liability under this Unauthorized Signatures Insuring Agreement shall
be $100,000 which shall be part of, not in addition to, the Aggregate Liability stated in the
Declarations. A deductible amount of $10,000 shall apply to each and every loss under this
Unauthorized Signatures Insuring Agreement.

3.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations,
conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *BRANCH*   *END 17*

This endorsem ent, effective *12:01am*   *November 20, 2017*   form s a part of

policy number   *02-933-22-83*
issued to *GRIFFININSTITUTIONALACCESSCREDITFUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*

FORMS INDEX
ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
41205	04/95	INVESTMENT COMPANY BLANKET BOND
41206	09/84	INVESTMENT COMPANY BLANKET BOND GUTS
52133	03/07	CALIFORNIA AMENDATORY - CANCELLATION/NONRENEWAL
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
MNSCPT		INSURING AGREEMENT (A) FIDELITY AMENDED RIDER
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
MNSCPT		GENERAL AGREEMENT A AMENDED RIDER
MNSCPT		CLAIMS EXPENSE INSURING AGREEMENT
MNSCPT		INSURING AGREEMENT (G) COUNTERFEIT CURRENCY AMENDED RIDER
MNSCPT		DISCOVERY AMENDED
MNSCPT		CENTRAL HANDLING OF SECURITIES RIDER
113022	10/12	INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION
113011	10/12	PROTECTED INFORMATION EXCLUSION
MNSCPT		AUDIT EXPENSE RIDER
MNSCPT		COMPUTER CRIME COVERAGE RIDER
82346	01/05	TERRORISM EXCLUSION
MNSCPT		FRAUDULENTLY-INDUCED PAYMENT COVERAGE
MNSCPT		FRAUDULENT TRANSFER INSTRUCTIONS
MNSCPT		UNATHORIZED SIGNATURES RIDER
78859	10/01	FORMS INDEX ENDORSEMENT

END 018

BRANCH

ENDORSEMENT# *18*

This endorsem ent, effective *12:01am*   *November20,2017*   form s a part of

policy number   *02-933-22-83*
issued to *GRIFFININSTITUTIONALACCESSCREDITFUND*

by   *NationalUnionFireInsuranceCompanyofPittsburgh,Pa.*


FORMS INDEX
ENDORSEMENT


The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE

   ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



—————————————————————————————
                    AUTHORIZED REPRESENTATIVE


Ⓒ

END 018

BRANCH


GRIFFIN INSTITUTION ACCESS CREDIT FUND

Approval of Fidelity Bond

WHEREAS, the Trustees of the Trust, including a majority of the Independent Trustees, have reviewed the form and coverage of National Union Fire Insurance Company of Pittsburgh, Pa. No. 02-933-22-83 (the "Fidelity Bond");

WHEREAS, the amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the 1940 Act;

WHEREAS, the amount of such coverage may increase from time to time as required by Rule 17g-1, subject to review and ratification by the Board;

WHEREAS, the custody and safekeeping of the Trust's securities are exclusively the obligation of the Custodian; and

WHEREAS, no employee of the Fund, of the Adviser or of the Sub-Adviser has access to the Fund's portfolio securities.

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

FURTHER RESOLVED, that the President of the Trust is designated as the person who shall execute the Fidelity Bond on behalf of the Trust and make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1.